SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated (November 06, 2015)

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

BRITISH TELECOMMUNICATIONS PLC

RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2015

About BT
British Telecommunications plc (BT or group) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services and converged fixed/mobile products and services.  BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.
In the year ended 31 March 2015, BT's reported revenue was £17,979m with reported profit before taxation of £2,867m.

Group results

	Half year to 30 September
	2015	2014	Change
	£m	£m	%
Revenue
- reported (see Note 1 below)	8,819	8,795	0
- adjusted1	8,659	8,737	(1)
- change in underlying revenue2 excluding transit			1.0
Operating profit
- reported (see Note 1 below)	1,629	1,520	7
- adjusted1	1,642	1,618	1
Profit before tax
- reported (see Note 1 below)	1,453	1,213	20
- adjusted1	1,579	1,432	10
EBITDA
- reported (see Note 1 below)	2,880	2,790	3
- adjusted1	2,893	2,888	0
Capital expenditure	1,287	1,049	23

1 Before specific items which are defined in Note 4
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals

Notes:

1.     The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax and net finance expense are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee of BT Group plc and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable to similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax and reported net finance expense are the equivalent unadjusted or statutory measures. Reconciliations of revenue, operating costs and operating profit are set out in the group income statement. Specific items are set out in Note 4. Reconciliations of EBITDA and profit before tax to the nearest measures prepared in accordance with IFRS are provided in Note 2 and in the Additional Information.

2.    Trends in underlying revenue are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates. A reconciliation of the trends in underlying revenue excluding transit is set out in the Additional Information.

GROUP RESULTS FOR THE HALF YEAR TO 30 SEPTEMBER 2015

Line of business results

	Revenue1			EBITDA1			Capital expenditure
Half year to 30 September	2015	2014	Change	2015	2014	Change	2015	2014	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	3,102	3,296	(6)	406	439	(8)	193	222	(13)
BT Business BT Consumer	1,530 2,201	1,551 2,102	(1) 5	501 456	498 463	1 (2)	72 108	56 91	29 19
BT Wholesale	1,050	1,054	0	267	251	6	90	106	(15)
Openreach	2,516	2,490	1	1,287	1,251	3	750	504	49
Other and intra-group items	(1,740)	(1,756)	(1)	(24)	(14)	71	74	70	6
Total	8,659	8,737	(1)	2,893	2,888	0	1,287	1,049	23

Income statement
Reported revenue of £8,819m, which includes specific items, was flat. This included £160m of ladder pricing transit revenue relating to previous years which we have treated as a specific item.  Last year reported revenue included a specific item benefit of £58m relating to ladder pricing agreements. Adjusted revenue, which excludes specific items, was down 1% at £8,659m.  We had a £101m negative impact from foreign exchange movements, a £57m reduction in transit revenue and a £6m impact from disposals.  Excluding these, underlying revenue excluding transit was up 1.0%.
Adjusted operating costs1 were down 1%.  Net labour costs decreased 4%, or 3% excluding foreign exchange movements and the effect of acquisitions and disposals.  Excluding the impact of higher leaver costs and higher pensions operating charges, net labour costs were down 5% due to further efficiencies achieved by our cost transformation programmes.  Payments to telecommunications operators were down 5%, largely benefiting from foreign exchange movements.  Network operating and IT costs were down 4%. These reductions were offset by higher programme rights charges which increased by £60m to £221m primarily reflecting the launch of BT Sport Europe.  Other costs were up 1% and property and energy costs were flat.
Adjusted EBITDA of £2,893m was flat. Depreciation and amortisation of £1,251m was down 1% and adjusted net finance expense was £67m, down £120m primarily due to lower net debt.  As a result, adjusted profit before tax was £1,578m, up 10%.  Reported profit before tax (which includes specific items) was £1,452m, up 20%. The effective tax rate on the profit before specific items was 18.8% (HY 2014/15: 20.0%).
Specific items
Specific items resulted in a net charge after tax of £103m (HY 2014/15: £177m). This reflects net interest expense on pensions of £111m (HY 2014/15: £146m) and £15m of costs relating to the planned acquisition of EE. We recognised £160m of both transit revenue and costs, being the impact of ladder pricing agreements relating to prior years following a Supreme Court judgment last year. The tax credit on specific items was £23m (HY 2014/15: £42m). Last year, specific items included restructuring charges of £104m, a net EBITDA credit of £5m in relation to ladder pricing and a profit of £25m on the disposal of our interest in an associate.
Balance sheet
Total borrowings at 30 September 2015 were £9,404m (31 March 2015: £10,772m). Debt of £0.5bn and £0.8bn matured in June and July, respectively. A further £0.4bn is repayable during the remainder of 2015/16. At 30 September 2015 the group held cash and current investment balances of £1.8bn. We also have a £1.5bn committed facility, and a £3.6bn committed acquisition facility to be used for the planned EE transaction by BT Group plc, both of which are undrawn. We have extended our £1.5bn committed facility by one year to September 2020.
Capital expenditure
Capital expenditure was £1,287m (HY 2014/15: £1,049m) after £65m (HY 2014/15: £173m) of net grant funding mainly relating to the Broadband Delivery UK (BDUK) programme. This reflected £193m of gross grant funding directly related to our fibre broadband network build in the half year which was largely offset by the deferral of £128m of the total grant funding we have accrued to date. This is primarily because we have increased our base-case assumption for take-up and under the terms of the BDUK programme, we have a potential obligation to either re-invest or repay grant funding depending on factors including the level of customer take-up achieved.

1 Before specific items
The deferral is a non-cash item in the half year that we expect to be reflected in our free cash flow in future financial years. Without the impact of the deferral, our capital expenditure would have been £1,159m. The increase was mainly due to our fibre rollout, connecting new homes and higher volumes of Ethernet provision.

Pensions
The IAS 19 net pension position at 30 September 2015 was a deficit of £5.6bn net of tax (HY 2014/15: £5.9bn) and £7.0bn gross of tax (HY 2014/15: £7.3bn). The reduction primarily reflects a decrease in the liabilities due to lower future inflation expectations which more than offsets a decline in asset values due to market conditions.  The IAS 19 accounting position and key assumptions are provided in Note 5.
Planned acquisition of EE
On 28 October the Competition and Markets Authority (CMA) provisionally approved BT Group plc's £12.5bn acquisition of EE, unconditionally without remedies. The CMA has provisionally decided that the acquisition is not expected to result in a substantial lessening of competition. The CMA has said that it will publish its final decision by 18 January 2016.  We welcome the provisional approval; the combined BT Group and EE will be good for the UK, providing investment and making sure consumers and businesses can benefit from more innovation in a highly competitive market.  It also brings us a step closer to creating a true digital champion to serve the UK.  The planned acquisition will accelerate our existing mobility strategy, where more than 200,000 consumer customers have joined us to date.
Vision for the UK's digital future
In September we set out our vision for the UK's digital future and the contribution BT can make, subject to regulatory support and the right policy framework.  We have four objectives:
1.    To deliver minimum broadband speeds of between 5Mbps and 10Mbps, as needed for every home to enjoy the most popular internet services, if Ofcom and the government take the action necessary to make this commercially viable.
2.    To expand the reach of fibre broadband in the UK beyond the government's current target of 95%.  Should the current public funding model be continued, we are willing to support the government to make sure homes and businesses in the most difficult and commercially-inaccessible areas are connected.
3.    To provide ultrafast broadband speeds of 300Mbps to 500Mbps to 10m premises by the end of 2020, plus a service offering up to 1Gbps for those who want even faster speeds.
4.    To deliver a higher service quality to our customers - businesses, households and other Communications Providers (CPs) - to match their growing expectations.

The Openreach Charter
Alongside these ambitions, Openreach announced the Openreach Charter which sets out its specific commitments.  As well as investing in coverage and speed, Openreach will raise its service standards, offering quicker installations and faster fixes.  For business customers, Openreach: will increase the number of new Ethernet circuit connections by over 30% this year; will continue to significantly increase speed of service delivery and improve the number of on-time installations; and is committed to introducing new Ethernet minimum service levels, working closely with industry and Ofcom.  Openreach has launched a new 'View my Engineer' service, which provides text progress updates, as well as the engineer's name and phone number ahead of an appointment.  Openreach aims to achieve 95% on-time installations by 2017, which is ahead of Ofcom's minimum service level.

Fibre
We have passed 24m premises with our fibre broadband network, over 80% of the UK.  We achieved 415,000 fibre broadband net connections, an increase of 21%.  This brings the number of homes and businesses connected to 5m, 21% of those passed. We have 3.4m retail fibre broadband customers, having added 212,000 this quarter.  And the UK broadband market1 grew by 160,000, of which our share was 82,000 or 51%.

Regulation
In August, Ofcom issued supplementary guidance on how the 'minimum margin' test in respect of fibre broadband would be impacted by a material change in circumstances (which would include the launch of our UEFA Champions League and UEFA Europa League content). Whilst we welcome this new guidance, it still does not provide enough flexibility around how we recover our sport costs, and we believe does not address the concerns raised by the European Commission about the test.

1 DSL and fibre

In August, the Court of Appeal granted us permission to appeal the August 2014 decision of the Competition Appeal Tribunal relating to a dispute on historical Ethernet pricing that was originally determined by Ofcom in 2012. Our appeal was granted on three legal grounds, including whether Ofcom had the power to require us to make the payments it determined in the dispute and if it has the power to award interest charges on these payments. Ofcom has therefore deferred its final determination on the amount of interest payable on claims under this dispute until the Court hears the appeal, which we expect to take place during 2016/17.
In October, we and other parties responded to Ofcom's discussion document in its Strategic Review of Digital Communications.  We believe regulation should make sure customers' needs are met by ensuring efficient investment and delivering effective competition across the whole of industry, including pay-TV as well as communications. Ofcom has a key role to play by modernising the regulatory framework in the following key areas:
●      Long-term commitment - Ofcom should make long-term commitments in regulation to secure the long-term investments necessary to meet future customers' needs;
●     Support for investment - Ofcom should not price regulate services that depend on new investments before payback has been achieved.  Britain has gained, and will continue to gain, from Openreach    being part of BT - benefiting from more investment, coverage and speed.  We have called on Ofcom to reject at the earliest opportunity the calls from some other CPs for structural separation;
●      Consolidation - Ofcom should support consolidation that promotes investment and competition;
●      Balance between service quality and price - Ofcom should take customers' service needs into account when setting price controls;
●      Level playing field - Ofcom needs to ensure a level playing field of competition across the whole industry and should focus its efforts on the competition problems in pay-TV; and
●      Regulate only where necessary - Ofcom should apply the minimum regulation necessary to ensure markets work for customers without distortion.

Related party transactions
Transactions with related parties during the half year to 30 September 2015 are disclosed in Note 8.

Principal risks and uncertainties
A summary of the group's principal risks and uncertainties is provided in Note 9.
Post balance sheet events
Details of post balance sheet events are disclosed in Note 10.

OPERATING REVIEW

BT Global Services

	Half year to 30 September
	2015	2014	Change
	£m	£m	£m	%
Revenue	3,102	3,296	(194)	(6)
- underlying excluding transit				(3)
Operating costs	2,696	2,857	(161)	(6)
EBITDA	406	439	(33)	(8)
Depreciation & amortisation	257	264	(7)	(3)
Operating profit	149	175	(26)	(15)

Capital expenditure	193	222	(29)	(13)
Operating cash flow	(179)	(302)	123	41

Revenue declined 6% including a £83m negative impact from foreign exchange movements and a £15m decline in transit revenue.  Underlying revenue excluding transit decreased 3% primarily reflecting lower revenue in the UK.
UK revenue was down 10%. In the US and Canada underlying revenue excluding transit declined 6% as a major customer has started to insource some services.  In the high-growth regions1 underlying revenue excluding transit increased 4%.  Underlying revenue excluding transit grew 7% in Continental Europe.
Operating costs declined 6% and EBITDA was 8% lower. The decline in EBITDA mainly reflects the impact of our major health programmes moving into their service and maintenance phase and the impact of leaver costs, with these partially offset by the benefit of our cost transformation programmes. Included in EBITDA were leaver costs of £12m (HY 2014/15: £nil).  While we expect to incur further leaver costs during the remainder of the year, we expect EBITDA in the second half to grow year on year. Depreciation and amortisation was down 3%. Operating profit of £149m was down 15% primarily due to the decline in EBITDA.
Capital expenditure was down 13% due to the timing of project related expenditure. Operating cash outflow was £179m, an improvement of £123m, reflecting improved collections, timing of contract cash flows and lower capital expenditure.
1 Asia Pacific, the Middle East and Africa (AMEA) and Latin America

BT Business

	Half year to 30 September
	2015	2014	Change
	£m	£m	£m	%
Revenue	1,530	1,551	(21)	(1)
- underlying excluding transit				-
Operating costs	1,029	1,053	(24)	(2)
EBITDA	501	498	3	1
Depreciation & amortisation	99	88	11	13
Operating profit	402	410	(8)	(2)

Capital expenditure	72	56	16	29
Operating cash flow	331	421	(90)	(21)

Revenue was down 1% with underlying revenue excluding transit flat.
SME & Corporate voice revenue decreased 4% reflecting the continued fall in business line volumes as customers move to data and VoIP services. The number of traditional lines declined 7% but this was partly offset by a 45% increase in the number of IP lines.
SME & Corporate data and networking revenue increased 3% with continued growth in our networking products and fibre broadband. Business fibre broadband net additions were up 38%. IT services revenue decreased 1% due to lower hardware sales as we continue to focus our strategy towards providing higher margin managed services.  BT Ireland had a good six months, with its underlying revenue excluding transit up 10%, helped by some ICT equipment sales in the Republic of Ireland and fibre broadband growth in Northern Ireland. Foreign exchange movements had an £18m negative impact on BT Ireland revenue.
Operating costs were down 2% reflecting the benefit of our cost transformation programmes, including a 4% reduction in total labour costs and as a result, EBITDA grew 1%. Depreciation and amortisation was up £11m and operating profit declined  2%.
Capital expenditure increased by £16m and operating cash inflow was £90m lower mainly reflecting the timing of working capital movements and the higher capital expenditure.

BT Consumer

	Half year to 30 September
	2015	2014	Change
	£m	£m	£m	%
Revenue	2,201	2,102	99	5
Operating costs	1,745	1,639	106	6
EBITDA	456	463	(7)	(2)
Depreciation & amortisation	108	109	(1)	(1)
Operating profit	348	354	(6)	(2)

Capital expenditure	108	91	17	19
Operating cash flow	264	332	(68)	(20)

Revenue was up 5% with a 12% increase in broadband and TV revenue and a 1% increase in calls and lines.
We added 165,000 retail broadband customers. Fibre broadband growth continued with 429,000 retail net additions, taking our customer base to 3.4m.  Of our broadband customers, 44% are now on fibre.
Our consumer line losses of 111,000 were considerably lower than last year.  We grew our BT Mobile business, which launched in March, with our customer base now over 200,000.
On 1 August, we launched our new BT Sport Pack, including the new home of European football, BT Sport Europe.  This pack is free for customers taking BT TV, £5 a month for BT broadband customers and is available via the satellite platform.  Its contribution since launch is ahead of our expectations and it has proved popular amongst our sport customers with the majority now enjoying our entire range of channels.
Operating costs increased 6% as a result of the launch of BT Sport Europe in August and our new AMC TV channel, leading to a 2% reduction in EBITDA.  Depreciation and amortisation decreased 1% and operating profit was down 2%.
Capital expenditure was up £17m. Operating cash flow decreased £68m as a result of the lower EBITDA and the phasing of rights payments for BT Sport Europe content, which were partially offset by favourable other working capital movements.

BT Wholesale

	Half year to 30 September
	2015	2014	Change
	£m	£m	£m	%
Revenue	1,050	1,054	(4)	-
- underlying excluding transit				4
Operating costs	783	803	(20)	(2)
EBITDA	267	251	16	6
Depreciation & amortisation	113	114	(1)	(1)
Operating profit	154	137	17	12

Capital expenditure	90	106	(16)	(15)
Operating cash flow	180	71	109	154

Revenue was flat. Underlying revenue excluding a £44m decline in transit was up 4%.  This largely reflects the recognition of around £15m of revenue related to ladder pricing in the six months to 30 September 2015. Following the introduction of the new non-geographic call services charging regime on 1 July, we do not expect any further benefit from ladder pricing in our trading revenue.
IP services revenue increased 27%. This partly reflects an increase in IP Exchange voice minutes, a platform that now carries over two billion minutes a month. Ethernet continues to grow strongly with a 26% increase in the rental base, helped by network deals we have won.
Managed solutions revenue was up 3%. Calls, lines and circuits revenue was down 1%, with some specific work for some major customers partly offsetting declining volumes.
Broadband revenue declined 16% as lines continue to migrate to LLU. While migration to LLU continues to reduce the total size of our wholesale broadband base, fibre broadband has seen a pick-up in growth, reflecting demand across the market.
Operating costs decreased 2%. Selling and general administration costs reduced 15% as we continue to focus on our cost transformation activities.
EBITDA grew 6%. Depreciation and amortisation was down 1% and operating profit was up 12%.
Capital expenditure decreased 15%. Operating cash flow grew £109m as a result of higher EBITDA, lower capital expenditure, and working capital movements.

Openreach

	Half year to 30 September
	2015	2014	Change
	£m	£m	£m	%
Revenue	2,516	2,490	26	1
Operating costs	1,229	1,239	(10)	(1)
EBITDA	1,287	1,251	36	3
Depreciation & amortisation	665	684	(19)	(3)
Operating profit	622	567	55	10

Capital expenditure	750	504	246	49
Operating cash flow	599	637	(38)	(6)

Revenue increased 1% driven by continued strong growth in fibre broadband revenue, which was up 40%. This growth was partly offset by regulatory price changes which had a negative impact of around £70m, the equivalent of around 3% of our revenue.
Operating costs were down 1% year on year with our cost transformation activities offset by the additional costs to deliver revenue growth and by the investments we are making to improve customer service. There was no benefit from the sale of redundant copper.  EBITDA grew 3% and depreciation and amortisation was 3% lower with operating profit up 10%.
Capital expenditure was £750m, up £246m or 49%, after £186m (HY 2014/15: £167m) of gross grant funding directly related to our fibre broadband network build, partly offset by the deferral of £126m of the total grant funding we have accrued to date. This is primarily because we have increased our base-case assumption for take-up and under the terms of the BDUK programme, we have a potential obligation to either re-invest or repay grant funding depending on factors including the level of customer take-up achieved. The remaining increase in capital expenditure was mainly due to our fibre broadband rollout, connecting new homes and higher volumes of Ethernet provision.
Operating cash flow decreased 6% with the growth in EBITDA and favourable working capital movements more than offset by higher capital expenditure.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group income statement
For the six months to 30 September 2015 - unaudited
			Specific
		Before	items
		specific items	(Note 4)	Total
	Notes	£m	£m	£m
Revenue	2	8,659	160	8,819
Operating costs	3	(7,017)	(173)	(7,190)
Operating profit		1,642	(13)	1,629
Finance expense		(263)	(113)	(376)
Finance income		196	-	196
Net finance expense		(67)	(113)	(180)
Share of post-tax profits of associates and joint ventures		4	-	4
Profit before tax		1,579	(126)	1,453
Tax		(297)	23	(274)
Profit for the period		1,282	(103)	1,179

Group income statement
For the six months to 30 September 2014 - unaudited
			Specific
		Before	items
		specific items	(Note 4)	Total
	Notes	£m	£m	£m
Revenue	2	8,737	58	8,795
Operating costs	3	(7,119)	(156)	(7,275)
Operating profit		1,618	(98)	1,520
Finance expense		(295)	(146)	(441)
Finance income		108	-	108
Net finance expense		(187)	(146)	(333)
Share of post-tax profits of associates and joint ventures		1	-	1
Profit on disposal of interest in associate		-	25	25
Profit before tax		1,432	(219)	1,213
Tax		(286)	42	(244)
Profit for the period		1,146	(177)	969

Group statement of comprehensive income
For the six months to 30 September 2015 - unaudited
	Six months to 30 September
	2015	2014
	£m	£m
Profit for the period	1,179	969
Items that will not be reclassified to the income statement
Actuarial gains (losses) relating to retirement benefit movements on defined benefit pension schemes	157	(41)
Tax on actuarial gains and losses	(32)	8
Items that may be subsequently reclassified to the income statement
Exchange loss on translation of foreign operations	(60)	(27)
Fair value movements on available-for-sale assets	6	2
Fair value movements on cash flow hedges
- net fair value losses	(76)	(50)
- recognised in income and expense	121	26
Tax on components of other comprehensive income that may be reclassified	(8)	-
Other comprehensive income (loss) for the period, net of tax	108	(82)
Total comprehensive income for the period	1,287	887

Group statement of changes in equity
For the six months to 30 September 2015 - unaudited
	Share capital	Reserves	Total Equity
	£m	£m	£m
At 1 April 2015	2,172	17,232	19,404
Total comprehensive income for the period	-	1,287	1,287
Share-based payments	-	32	32
Dividends to parent company	-	(1,450)	(1,450)
At 30 September 2015	2,172	17,101	19,273

For the six months to 30 September 2014 - unaudited
	£m	£m	£m
At 1 April 2014	2,172	16,811	18,983
Total comprehensive income for the period	-	887	887
Share-based payments	-	36	36
Dividends to parent company	-	(1,200)	(1,200)
At 30 September 2014	2,172	16,534	18,706

Group cash flow statement
For the six months to 30 September 2015 - unaudited
	Six months to 30 September
2015		2014
	£m	£m
Profit before tax	1,453	1,213
Share-based payments	32	36
Profit on disposal of subsidiaries and interest in associates	-	(25)
Share of post-tax profits of associates and joint ventures	(4)	(1)
Net finance expense	180	333
Depreciation and amortisation	1,251	1,270
Increase in working capital	(687)	(807)
Provisions, pensions and other non-cash movements1	(627)	97
Cash generated from operating activities2	1,598	2,116
Tax paid	(64)	(231)
Net cash inflow from operating activities	1,534	1,885
Cash flow from investing activities
Interest received	5	4
Dividends received from associates and joint ventures	17	-
Acquisition of subsidiaries3 and joint ventures	(2)	(6)
Proceeds on disposal of subsidiaries3, associates and joint ventures	-	28
Purchases of property, plant and equipment and computer software	(1,225)	(1,054)
Proceeds on disposal of property, plant and equipment	4	3
Outflow on non-current amounts owed by ultimate parent company4	(877)	(615)
Net purchase of non-current asset investments	-	(2)
Purchases of current asset investments	(3,625)	(4,112)
Sale of current asset investments	5,819	4,734
Net cash generated from (used in) investing activities	116	(1,020)
Cash flow from financing activities
Interest paid	(253)	(296)
New borrowings	1	812
Repayment of borrowings4,5	(1,271)	(1,151)
Cash flows from derivatives related to net debt	(66)	50
Net repayment of commercial paper	-	(338)
Net cash used in financing activities	(1,589)	(923)
Net increase (decrease) in cash and cash equivalents	61	(58)
Opening cash and cash equivalents	402	679
Net increase (decrease) in cash and cash equivalents	61	(58)
Effect of exchange rate movements	(5)	1
Closing cash and cash equivalents6	458	622

1  Includes pension deficit payments of £625m for the half year to 30 September 2015 (HY 2014/15: £nil)
2 Includes cash flows relating to programme rights
3 Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of
4 In addition, there are non-cash movements in this intra-group loan arrangement which principally relate to settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. For further details see Note 8
5 Repayment of borrowings includes the impact of hedging and repayment of lease liabilities
6 Net of bank overdrafts of £16m (30 September 2014: £17m)

Group balance sheet
	30 September 2015 - unaudited	31 March 2015 - audited
	£m	£m
Non-current assets
Intangible assets	3,084	3,178
Property, plant and equipment	13,607	13,505
Derivative financial instruments	1,124	1,232
Investments	19,093	19,614
Associates and joint venture	15	26
Trade and other receivables	179	184
Deferred tax assets	1,420	1,559
	38,522	39,298

Current assets
Programme rights	541	118
Inventories	112	94
Trade and other receivables	3,331	3,141
Current tax receivable	65	65
Derivative financial instruments	77	97
Investments	1,523	3,571
Cash and cash equivalents	474	429
	6,123	7,515

Current liabilities
Loans and other borrowings	993	1,902
Derivative financial instruments	62	168
Trade and other payables	5,305	5,297
Current tax liabilities	289	222
Provisions	137	142
	6,786	7,731

Total assets less current liabilities	37,859	39,082

Non-current liabilities
Loans and other borrowings	8,411	8,870
Derivative financial instruments	851	927
Retirement benefit obligations	6,958	7,583
Other payables	1,032	928
Deferred tax liabilities	955	948
Provisions	379	422
	18,586	19,678

Equity
Ordinary shares	2,172	2,172
Reserves	17,101	17,232
Total equity	19,273	19,404
	37,859	39,082

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 Basis of preparation and accounting policies

These condensed consolidated financial statements ('the financial statements') comprise the financial results of British Telecommunications plc for the half years to 30 September 2015 and 2014 together with the audited balance sheet at 31 March 2015.  The financial statements for the half year to 30 September 2015 have been reviewed by the auditors and their review opinion is on page 21. The financial statements have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority and with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board. The financial statements should be read in conjunction with the annual financial statements for the year to 31 March 2015.
Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
Except as described below, and other than income taxes which are accrued using the tax rate that is expected to be applicable for the full financial year, the financial statements have been prepared in accordance with the accounting policies as set out in the financial statements for the year to 31 March 2015 and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.  These financial statements do not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.  Statutory accounts for the year to 31 March 2015 were approved by the Board of Directors on 13 May 2015, published on 21 May 2015, and delivered to the Registrar of Companies.  The report of the auditors on those accounts was unqualified and did not contain any statement under Section 498 of the Companies Act 2006.

2 Operating results - by line of business1

	External revenue	Internal revenue	Group revenue	EBITDA	Operating profit (loss)

	£m	£m	£m	£m	£m
Half year to 30 September 2015
BT Global Services	3,087	15	3,102	406	149
BT Business	1,349	181	1,530	501	402
BT Consumer	2,170	31	2,201	456	348
BT Wholesale	1,050	-	1,050	267	154
Openreach	995	1,521	2,516	1,287	622
Other and intra-group items2	8	(1,748)	(1,740)	(24)	(33)
Total	8,659	-	8,659	2,893	1,642

Half year to 30 September 2014
BT Global Services	3,282	14	3,296	439	175
BT Business	1,360	191	1,551	498	410
BT Consumer	2,073	29	2,102	463	354
BT Wholesale	1,054	-	1,054	251	137
Openreach	957	1,533	2,490	1,251	567
Other and intra-group items2	11	(1,767)	(1,756)	(14)	(25)
Total	8,737	-	8,737	2,888	1,618

Reconciliation of earnings before interest, taxation, depreciation and amortisation

Earnings before interest, taxation, depreciation and amortisation (EBITDA) is not a measure defined under IFRS, but is a key indicator used by management to assess operational performance. A reconciliation of reported profit before tax to adjusted EBITDA is provided below.
	Half year to 30 September
	2015	2014
	£m	£m
Reported profit before tax	1,453	1,213
Share of post tax profits of associates & joint ventures	(4)	(1)
Profit on disposal of interest in associate	-	(25)
Net finance expense	180	333
Operating profit	1,629	1,520
Depreciation and amortisation	1,251	1,270
Reported EBITDA	2,880	2,790
Specific items (Note 4)	13	98
Adjusted EBITDA	2,893	2,888

1 Before specific items
2  Elimination of intra-group revenue, which is included in the total revenue of the originating business.

3 Operating costs
	Half year to 30 September
	2015	2014
	£m	£m
Direct labour costs	2,280	2,328
Indirect labour costs	370	390
Leaver costs	36	3
Total labour costs	2,686	2,721
Capitalised labour	(581)	(521)
Net labour costs	2,105	2,200
Payments to telecommunications operators	1,029	1,082
Property and energy costs	486	485
Network operating and IT costs	299	312
Programme rights	221	161
Other costs	1,626	1,609
Operating costs before depreciation, amortisation and specific items	5,766	5,849
Depreciation and amortisation	1,251	1,270
Total operating costs before specific items	7,017	7,119
Specific items (Note 4)	173	156
Total operating costs	7,190	7,275

4 Specific items

The group separately identifies and discloses those items that in management's judgement need to be disclosed by virtue of their size, nature or incidence (termed 'specific items'). This is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Half year to 30 September
	2015	2014
	£m	£m
Specific revenue
Retrospective regulatory matters	(160)	(58)
Specific operating costs
Retrospective regulatory matters	160	-
EE acquisition-related costs	13	-
Profit on disposal of subsidiary	-	(1)
Restructuring charges	-	104
Provision for regulatory risks	-	53
Specific operating costs	173	156
Net interest expense on pensions	111	146
Profit on disposal of interest in associate	-	(25)
EE acquisition-related finance costs	2	-
Net specific items charge before tax	126	219
Tax credit on specific items before tax	(23)	(42)
Net specific items charge after tax	103	177

5 Pensions

	30 September 2015	31 March 2015
	£bn	£bn
IAS 19 liabilities - BTPS	(48.2)	(50.7)
Assets - BTPS	41.5	43.4
Other schemes	(0.3)	(0.3)
Total IAS 19 deficit, gross of tax	(7.0)	(7.6)
Total IAS 19 deficit, net of tax	(5.6)	(6.1)

Discount rate (nominal)	3.60%	3.25%
Discount rate (real)	0.68%	0.39%
RPI inflation	2.90%	2.85%
CPI inflation	1.0% below RPI until 31 March 2017 and 1.2% below RPI thereafter	1.0% below RPI until 31 March 2017 and 1.2% below RPI thereafter

The group made a deficit payment of £625m in April 2015 and expects to make additional contributions of around £510m to the BT Pension Scheme (BTPS) in 2015/16, comprising ordinary contributions of around £260m and deficit contributions of £250m.
6 Financial instruments and risk management

Fair value of financial assets and liabilities measured at amortised cost
At 30 September 2015, the fair value of loans and borrowings was £10,838m (31 March 2015: £12,662m) and the carrying value was £9,404m (31 March 2015: £10,772m).
The fair value of the following financial assets and liabilities approximate their carrying amount:
●          Cash and cash equivalents
●          Trade and other receivables
●          Trade and other payables
●          Provisions
●          Investments classified as loans and receivables

The group's activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk); credit risk; and liquidity risk. There have been no changes in our risk management policy since 31 March 2015.
Fair value estimation
Financial instruments measured at fair value consist of derivative financial instruments and investments classified as available-for-sale or designated at fair value through profit and loss.  These instruments are further analysed by three levels of valuation methodology which are:
●          Level 1 - uses quoted prices in active markets for identical assets or liabilities
●          Level 2 - uses inputs for the asset or liability other than quoted prices, that are observable either directly or indirectly
●          Level 3 - uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation methods.

The fair value of the group's outstanding derivative financial assets and liabilities were estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

6 Financial instruments and risk management (continued)
30 September 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m	Total held at amortised cost £m	Total £m
Investments
Available-for-sale	31	1,308	10	1,349	-	1,349
Fair value through profit and loss	7	-	-	7	-	7
Loans and receivables1	-	-	-	-	19,260	19,260
Derivative assets
Designated in a hedge	-	900	-	900	-	900
Fair value through profit and loss	-	301	-	301	-	301
Total assets	38	2,509	10	2,557	19,260	21,817
Derivative liabilities
Designated in a hedge	-	687	-	687	-	687
Fair value through profit and loss	-	226	-	226	-	226
Total liabilities	-	913	-	913	-	913

31 March 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m	Total held at amortised cost £m	Total £m
Investments
Available-for-sale	26	3,133	10	3,169	-	3,169
Fair value through profit and loss	8	-	-	8	-	8
Loans and receivables1	-	-	-	-	20,008	20,008
Derivative assets
Designated in a hedge	-	1,176	-	1,176	-	1,176
Fair value through profit and loss	-	153	-	153	-	153
Total assets	34	4,462	10	4,506	20,008	24,514
Derivative liabilities
Designated in a hedge	-	859	-	859	-	859
Fair value through profit and loss	-	236	-	236	-	236
Total liabilities	-	1,095	-	1,095	-	1,095

1 Loans and receivables include investments in term deposits of £28m (HY 2014/15: £390m)

No gains or losses have been recognised in the income statement in respect of Level 3 assets held at 30 September 2015. There were no changes to the valuation methods or transfers between levels 1, 2 and 3 during the half year.

7 Financial commitments

Capital expenditure for property, plant and equipment and software contracted for at the balance sheet date but not yet incurred was £498m (30 September 2014: £469m; 31 March 2015: £507m). Programme rights commitments, mainly relating to football broadcast rights for which the licence period has not yet started, were £1,989m (30 September 2014: £1,400m; 31 March 2015: £2,512m).

8 Related party transactions
British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent (BT Group Investments Limited) and ultimate parent company (BT Group plc). The loan arrangements described below with these companies reflect this. Cash transactions normally arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares and the exercise of share options. Transactions between the ultimate parent company, the parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

A dividend of £1,450m (HY 2014/15: £1,200m) was settled on 13 May 2015 with the parent company in relation to the year ended 31 March 2015. See the group statement of changes in equity. A dividend from the parent company to the ultimate parent company of £1,200m (HY 2014/15 £1,000m) was settled through BT plc.

Amounts paid to the group's retirement benefit plans for the six months to 30 September 2015 are similar in nature to those disclosed in Note 27 of the Annual Report & Form 20-F 2015 for the year ended 31 March 2015. A deficit payment of £625m was made in April 2015.

On 12 February 2015 the ultimate parent company raised £1.0bn from an equity placing and entered into an additional intercompany loan agreement with British Telecommunications plc for this amount.  This amount was raised to support BT Group's planned acquisition of EE.  Transaction costs of £15m (HY 2014/15: £nil) relating to the planned acquisition were incurred by British Telecommunications plc in the six months to 30 September 2015.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is shown below:

	Asset (liability)		Finance income (expense)
	30 September 2015	31 March 2015	30 September 2015	30 September 2014
	£m	£m	£m	£m
Amounts owed by (to) parent company
Loan facility - non-current asset investments	18,058	18,263	172	88
Loan facility - current asset investments	172	45	n/a	n/a
Trade and other payables	(76)	(41)	n/a	n/a
Amounts owed by (to) ultimate parent company
Non-current asset investments	987	1,307	15	13
Non-current liabilities	(1,004)	(1,002)	(10)	-
Trade and other receivables	3	1	n/a	n/a
Current asset investments	15	3	n/a	n/a
Current liabilities	(10)	(2)	n/a	n/a
Trade and other payables	(7)	(5)	n/a	n/a

For the six month period to 30 September 2015 the loan facility with both the ultimate parent company and the parent company accrued interest at a rate of 12 month LIBOR plus 102.5 basis points (HY 2014/15: 2 month LIBOR plus 50 basis points) and was subject to an overall maximum of £10bn and £25bn respectively. In the six months to 30 September 2015 the overall loan investment balances were maintained at a similar level as the equivalent period in the prior year with the mix increasing the level of short-term loans. The parent company currently finances its obligations on the loan as they fall due through dividends from the company.

9 Principal risks and uncertainties
We have processes for identifying, evaluating and managing our risks.  Details of our principal risks and uncertainties can be found on pages 17 to 25 of the Annual Report & Form 20-F 2015 and are summarised below.  All of them have the potential to have an adverse impact on our business, revenue, profits, assets, liquidity and capital resources.
●     The risks that could impact the security of our data or the resilience of our operations and services
●     The risks associated with complex and high value national and multinational customer contracts
●     The risks associated with a significant funding obligation in relation to our defined benefit pension scheme
●     The risks arising from operating in markets which are characterised by: high levels of change; strong and new competition; declining prices and in some markets declining revenues; technology substitution; market and product convergence; customer churn; and regulatory intervention to promote competition and reduce wholesale prices
●     The risks associated with some of our activities being subject to significant price and other regulatory controls
●     The risks associated with operating under a wide range of local and international anti-corruption and bribery laws, trade sanctions and import and export controls
●     The risk there could be a failure of any of our critical third-party suppliers to meet their obligations
●     The risks arising from operating as a major data controller and processor of customer information around the world

There have been no significant changes to the principal risks and uncertainties in the half year to 30 September 2015, some or all of which have the potential to impact our results or financial position during the remaining six months of the financial year. The proposed acquisition of EE by BT Group plc creates additional risks for BT beyond those captured in our principal risks and uncertainties. These are described on pages 26 to 28 of the Annual Report & Form 20-F 2015.
10 Post balance sheet event
Changes to the UK corporation tax rates were announced in the Chancellor's Budget on 8 July 2015 and substantively enacted on 26 October 2015. These include reductions in the rate to 19% from 1 April 2017 and to 18% from 1 April 2020.  As the changes had not been substantively enacted at the balance sheet date their effects are not included in these financial statements.
STATEMENT OF DIRECTORS' RESPONSIBILITIES
The directors confirm, to the best of their knowledge, that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report includes a fair review of the information required by Rules 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
By order of the Board
Glyn Parry
Director

6 November 2015

Enquiries
Investor relations:
Damien Maltarp                                                                                                  Tel: 020 7356 4909

INDEPENDENT REVIEW REPORT TO BRITISH TELECOMMUNICATIONS  PLC
Report on the condensed consolidated financial statements
Our conclusion

We have reviewed the condensed consolidated financial statements, defined below, in the half year financial report of British Telecommunications plc (the "Group") for the six months ended 30 September 2015. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

The condensed consolidated financial statements, which are prepared by British Telecommunications plc, comprise:

●        the Group balance sheet as at 30 September 2015;
●        the Group income statement and the Group statement of comprehensive income for the six month period then ended;
●        the Group cash flow statement for the six month period then ended;
●        the Group statement of changes in equity for the six month period then ended; and
●        the explanatory notes to the condensed consolidated financial statements.

As disclosed in note 1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union.

The condensed consolidated financial statements included in the half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

Responsibilities for the condensed consolidated financial statements and the review

Our responsibilities and those of the directors

The half year financial report, including the condensed consolidated financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express to the company a conclusion on the condensed consolidated financial statements in the half year financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
6 November 2015
London

Notes:

a)    The maintenance and integrity of British Telecommunications plc's website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b)    Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Additional information
This additional information does not form part of the condensed consolidated financial statements.

Reconciliation of trends in underlying revenue excluding transit

Trends in underlying revenue excluding transit are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  A reconciliation from the trends in reported revenue, the most directly comparable IFRS measure, to the trends in underlying revenue excluding transit, is set out below.
	2015	2014
Half year to 30 September	%	%
Increase (decrease) in reported revenue	0.3	(1.6)
Specific items	(1.2)	(0.7)
Decrease in adjusted revenue	(0.9)	(2.3)
Transit revenue	0.6	0.9
Acquisitions and disposals	0.1	0.0
Foreign exchange movements and other	1.2	1.7
Increase in underlying revenue exluding transit	1.0	0.3

Reconciliation of adjusted profit before tax
	2015	2014
Half year to 30 September	£m	£m
Reported profit before tax	1,453	1,213
Specific items (Note 4)	126	219
Adjusted profit before tax	1,579	1,432

Forward-looking statements - caution advised

Certain statements in these financial statements are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: our 2015/16 outlook, including growth in revenue, EBITDA and free cash flow; growing dividends and continued share buyback; our credit rating; demand for our investment in and roll out of fibre broadband, ultrafast broadband trials; and our investment in, and demand for, our BT TV and BT Sport Europe offerings.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory and legal actions, decisions, outcomes of appeal and conditions or requirements in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs, or impact on customer service; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; the timing of entry and profitability of BT in certain communications markets; significant changes in market shares for BT and its principal products and services; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; uncertainties and assumptions relating to the planned EE acquisition by BT Group, conditions of the acquisition not being satisfied and the anticipated synergies, benefits and return on investment not being realised; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: November 06, 2015